82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

03FEB 24 AM 7:21

February 6, 2003

03003980

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

(a) News Release dated January 15, 2003
(b) News Release dated January 23, 2003
(c) News Release dated January 24, 2003
(d) News Release dated January 29, 2003
(e) News Release dated February 6, 2003
(f) Material Change Report dated January 15, 2003
(g) Material Change Report dated January 23, 2003
(h) Material Change Report dated January 24, 2003
(i) Material Change Report dated January 29, 2003
(j) Material Change Report dated February 6, 2003

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 3/3

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

03 FEB 24 AM 7:21

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

January 15, 2003

Golden Hope Mines Limited is pleased to announce that it has reached an agreement in principle with an arm's length investor for a private placement of 2,000,000 common shares of the Company, at a price of $0.10 per share, for aggregate proceeds to the Company of $200,000. The investor will also receive a share purchase warrant entitling it to acquire an additional 2,000,000 common shares, at a price of $0.10 per share for a two year period. A Finder's Fee of 10% will be paid to an arm's length third party. The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

The proceeds from the private placement will be added to the Company's working capital.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File Number: 82-4991

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/01/23

GOLDEN HOPE MINES LIMITED ("YGH-V;GOLH-O")
- Grants Incentive Stock Options

The Company wishes to announce that it is granting incentive stock options to purchase a total of 379,000 common shares in its capital stock, at a price of $0.10 per share, exercisable on or before January 23, 2008.

The closing price of the Company's shares on January 22, 2003 was $0.07.

ON BEHALF OF THE BOARD
"Debra Chapman"
Debra Chapman
Assistant Secretary

TEL: 604-434-8829 Debra Chapman

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/01/24

GOLDEN HOPE MINES LTD ("YGH-V")
- Closes Private Placement

Golden Hope Mines Limited is pleased to announce that it has closed the private placement announced on January 15, 2003. The placement consists of the purchase of 2,000,000 common shares of the Company, at a price of $0.10 per share, with warrants attached to purchase an additional 2,000,000 common shares, at a price of $0.10 per share for a two year period. A Finder's Fee of 10% will be paid to an arm's length third party. The shares are subject to a hold period expiring January 15, 2004.

The proceeds from the private placement will be added to the Company's working capital.

TEL: (604) 434-8829 Debra Chapman, Assistant Secretary

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/01/29

GOLDEN HOPE MINES LTD ("YGH-V;GOLH-0")
- Advanced Exploration of Gold Holdings Approved as Major 2003
- Program With Gold Back in Favor and Counting on Its Having a
- Ways to Go

Golden Hope Mines Limited plans to reassess the merits and timeliness of further exploration of its mineral holdings in the Bellchasse Mineral Belt south of Quebec City, Quebec. Extensive work in the region by the Company in the 1980's and 1990's established the presence of large mineral systems containing a diversity of gold and gold-base metal occurrences. All occurrences are essentially roadside in a rural region of highly developed infrastructure.

The principal focus of renewed evaluation will be on the Bellchasse Deposit, a partially defined concentration of gold-quartz mineralization offering bulk mining possibilities. The gold is commonly coarse and "nuggety" in character; finer gold is pervasive throughout the defined system. Systematic grade determinations have not been made but it is clear that coarse gold is essential to the overall grade composition of the deposit. Industry experience has shown that coarse gold does not accurately respond to sampling by routine drilling methods. Alternative technology involving large surface samples - bulk samples - is preferable for overcoming the problematic nugget effect.

Among other good exploration possibilities, the Champagne Deposit will receive significant attention. The partially defined deposit consists of classical massive sulfide, typical of the class of deposit worldwide. It contains values in copper, lead, zinc and silver and a strong credit in gold. When last investigated in 1991 a step-out hole 2,000 feet west of the Champagne Deposit intersected discovery quality mineralization consisting of 15.0 feet of massive sulfides typical of the main deposit. There has been no follow-up investigation of this important occurrence.

The coming months will be dedicated to organization and planning of a surface bulk sampling operation of the Bellchasse Deposit beginning in the spring of 2003. Definition drilling will be done concurrently.

In the meantime, some drilling will be directed to the fringe reaches of the Bellchasse Deposit as presently known to investigate specific targets and to further define geological controls. Winter drilling in the Champange area is also contemplated, seasonal constraints permitting.

TEL: 506-465-0088 Robert E. Schaaf, P.Eng.

ATT'N Investor Relations,
This news is with our compliments. Please let us know if it has errors or if your directors need updating. (604) 687-1500
Listed on the TSX Venture Exchange? We have sent a copy of this news to the TSX Venture Exchange for its surveillance dep't.,-- on the understanding that the TSX will honour a 3-hour delay at its Web site.

Golden Hope plans follow-up program at MacDougall Inlet

Golden Hope Mines Ltd	YGH
Shares Issued: 20,192,329	Feb 06 Close 0.35
06 Feb 06 2003	News Release

Ms. Debra Chapman reports

Golden Hope Mines has planned a follow-up basal till sampling program on its jointly held MacDougall Inlet south property (Golden Hope Mines Limited 50 per cent, Fancamp Exploration 50 per cent) located in the Clarence Stream district of southwestern New Brunswick, where Freewest Resources Canada has made a number of intrusion-related gold discoveries.

Geochemically anomalous gold and arsenic values were identified in basal till on the trace of a major fault zone in the course of a reconnaissance till sampling program, and serious follow-up is warranted.

Directors: Dubuc Gilles G; Hryniw Gregory; Polisuk Theodore H; Smith Peter H

Address: Suite 1320 - 4 King St W, Toronto, ON, M5H 1B6

Phone: 416 363 1240 Fax: 416 864 0175


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File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   January 15, 2003

3. **Press Release**

   Market News Publishing Inc. – January 15, 2003

4. **Summary of Material Change**

   Golden Hope Mines Limited arranges $200,000 private placement.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 15th day of January, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   January 23, 2003

3. **Press Release**

   Market News Publishing Inc. – January 23, 2003

4. **Summary of Material Change**

   Golden Hope Mines Limited grants 379,000 stock options.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 23rd day of January, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   January 24, 2003

3. **Press Release**

   Market News Publishing Inc. – January 24, 2003

4. **Summary of Material Change**

   Golden Hope Mines Limited closes private placement.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 24th day of January, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   January 29, 2003

3. **Press Release**

   Market News Publishing Inc. – January 29, 2003

4. **Summary of Material Change**

   Advanced exploration of gold holdings approved

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 29th day of January, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

Golden Hope Mines Limited
Suite 1320
4 King Street
Toronto, Ontario
M5H 1B6

2. **Date of Material Change**

February 6, 2003

3. **Press Release**

Market News Publishing Inc. – February 6, 2003

4. **Summary of Material Change**

Golden Hope Mines Limited plans follow-up program at MacDougall Inlet

5. **Full Description of Material Change**

Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

N/A

8. **Senior Officer**

Ronald Haller
(416) 363- 1240

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 6th day of February, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

File Number: 82-4991